Prospectus Supplement No. 10	Filed pursuant to Rule 424(b)(3)
(To Prospectus dated September 29, 2023)	Registration No. 333-274329

Wheeler Real Estate Investment Trust, Inc.
This is Prospectus Supplement No. 10 (this “Prospectus Supplement”) to our Prospectus, dated September 29, 2023 (the “Prospectus”), relating to the issuance from time to time by Wheeler Real Estate Investment Trust, Inc. of up to 101,100,000 shares of our common stock, par value $0.01 (“Common Stock”). Terms used but not defined in this Prospectus Supplement have the meanings ascribed to them in the Prospectus.

We have attached to this Prospectus Supplement our Current Report on Form 8-K filed on December 13, 2023. The attached information updates and supplements, and should be read together with, the Prospectus, as supplemented from time to time.

Investing in our Common Stock involves a high degree of risk. You should review carefully the risks and uncertainties described under the heading “Risk Factors” beginning on page 4 of the Prospectus, and under similar headings in any amendments or supplements to the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the Prospectus. Any representation to the contrary is a criminal offense.
The date of this Prospectus Supplement is December 13, 2023.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 8-K
  CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (date of earliest event reported): December 7, 2023
 WHEELER REAL ESTATE INVESTMENT TRUST, INC.
(Exact name of registrant as specified in its charter)

Maryland	001-35713	45-2681082
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

2529 Virginia Beach Blvd. Virginia Beach, VA	23452
(Address of principal executive offices)	(Zip code)
Registrant’s telephone number, including area code: (757) 627-9088
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligations of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).
Emerging growth company ☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐
 Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.01 par value per share	WHLR	Nasdaq Capital Market
Series B Convertible Preferred Stock	WHLRP	Nasdaq Capital Market
Series D Cumulative Convertible Preferred Stock	WHLRD	Nasdaq Capital Market
7.00% Subordinated Convertible Notes due 2031	WHLRL	Nasdaq Capital Market

Item 3.01 Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing.

Notification of Listing Deficiency.

On December 7, 2023, Wheeler Real Estate Investment Trust, Inc. (the “Company”) received a letter (the “Notice”) from the listing qualifications staff (the “Staff”) of The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that it is not in compliance with the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2) (the “Bid Price Rule”) for continued listing. The Bid Price Rule requires listed securities to maintain a minimum bid price of $1.00 per share, and Nasdaq Listing Rule 5810(c)(3)(A) (the “Compliance Period Rule”) provides that a failure to meet the minimum bid price requirement exists if the deficiency continues for a period of 30 consecutive business days.

The Notice has no immediate effect on the listing of the Company’s common stock, par value $0.01 per share (the “Common Stock”), which continues to trade on The Nasdaq Capital Market under the symbol “WHLR.” An indicator of the Company’s non-compliance, however, will be displayed with quotation information related to the Common Stock on NASDAQ.com and NASDAQTrader.com and may be displayed by other third party providers of market data information.

First 180-day Compliance Period

In accordance with the Compliance Period Rule, the Company has 180 calendar days to regain compliance. If, at any time before the end of this first 180-day period, or through June 4, 2024, the closing bid price of the Common Stock closes at or above $1.00 per share for a minimum of 10 consecutive business days, subject to the Staff’s discretion to extend this period pursuant to Nasdaq Listing Rule 5810(c)(3)(H), the Staff will provide written notification that the Company has achieved compliance with the Bid Price Rule.

Second 180-day Compliance Period

If the Company does not regain compliance during the first 180-day compliance period, then the Staff may grant the Company a second 180 calendar day period to regain compliance, provided that on the 180th day of the first compliance period the Company meets the continued listing requirement for market value of publicly held shares of at least $1 million for a minimum of ten consecutive business days and all other initial listing standards for The Nasdaq Capital Market, with the exception of the bid price requirement. In addition, the Company would be required to notify Nasdaq of its intent to cure the minimum bid price deficiency during the second compliance period. If the Company does not indicate its intent to cure the deficiency, or if it does not appear to Nasdaq that it is possible for the Company to cure the deficiency, the Company may not be eligible for the second 180-day compliance period.

Action or Response by the Company

The Company intends to continue to monitor the closing bid price of its Common Stock and seek to regain compliance with all applicable Nasdaq requirements within the allotted compliance periods. The Company plans to evaluate all available options for regaining compliance with the Minimum Bid Rule, which may include implementing a reverse stock split.

Staff Delisting Determination; Hearing Before Hearings Panel

If the Company does not regain compliance within the allotted compliance periods, including any extensions that may be granted by the Staff, the Staff will issue a Staff Delisting Determination notification. The Company would then be entitled to appeal that determination to a Nasdaq hearings panel (the “Hearings Panel”). The Company may, within seven calendar days of the date of the Staff Delisting Determination notification, request a written or oral hearing before the Hearings Panel to review the Staff Delisting Determination. A timely request for a hearing will ordinarily stay the suspension and delisting action pending the issuance of a written Hearings Panel decision. After the hearing, the Hearings Department, on behalf of the Hearings Panel, would issue a Panel decision. If the Hearings Panel were to issue a decision to delist the Common Stock, the Hearings Department would immediately take action to suspend the trading of the Common Stock. If the Company does not appeal a decision to delist and the Nasdaq Listing and Hearing Review Council does not call the matter for review, Nasdaq would follow specified procedures to submit an application on Form 25 to the Securities and Exchange Commission to strike the Common Stock from listing.

Item 8.01 Other Events.

On December 12, 2023, the Company made available on its website at https://ir.whlr.us/series-d/series-d-redemption an updated form of frequently asked questions (the “Series D Preferred Stock Redemption FAQs”) to assist holders of its Series D Cumulative Convertible Preferred Stock (the “Series D Preferred Stock”) who wish to request that the Company redeem any or all of such holder’s shares of Series D Preferred Stock.

Information contained on the Company’s website is not incorporated by reference into this Current Report on Form 8-K and should not be considered to be part of this Current Report on Form 8-K.

A copy of the Series D Preferred Stock Redemption FAQs is also filed as Exhibit 99.1 to this Current Report on Form 8-K.

Forward-Looking Statements.

This Current Report on Form 8-K includes forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements may be identified by words such as “intends”, “plans”, “seek”, “may”, “will”, and “would”, or the negative of such terms, or other comparable terminology. Forward-looking statements are statements that are not historical facts. Such forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties, which could cause actual results to differ materially from the forward-looking statements contained herein due to many factors. In particular, no assurances can be made regarding the Company’s ability to regain compliance with the Bid Price Rule and the Compliance Period Rule described above. If the Company is unsuccessful in regaining compliance with such rules, the Company’s Common Stock may be delisted from The Nasdaq Capital Market, which could have a material adverse impact on the Company.

Item 9.01 Financial Statements and Exhibits

(d) Exhibits.

Exhibit No.	Description
99.1	Series D Preferred Stock Redemption FAQs
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WHEELER REAL ESTATE INVESTMENT TRUST, INC.

By:	/s/ M. Andrew Franklin
Name: M. Andrew Franklin
Title: Chief Executive Officer and President

Dated: December 13, 2023